    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 3, 2001

                                                     REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                             IMMERSION CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                    DELAWARE                                        94-3180138
        (STATE OR OTHER JURISDICTION OF                          (I.R.S. EMPLOYER
         INCORPORATION OR ORGANIZATION)                        IDENTIFICATION NO.)

            801 FOX LANE, SAN JOSE, CALIFORNIA 95131 (408) 467-1900
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                ROBERT O'MALLEY
            801 FOX LANE, SAN JOSE, CALIFORNIA 95131 (408) 467-1900
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                            ------------------------

                                    COPY TO:

                            STEPHEN E. NEWTON, ESQ.
                      HELLER EHRMAN WHITE & MCAULIFFE LLP
                     601 SOUTH FIGUEROA STREET, 40TH FLOOR
                         LOS ANGELES, CALIFORNIA 90017
                           TELEPHONE: (213) 689-0200
                           FACSIMILE: (213) 614-1868
                            ------------------------

          APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
   From time to time as soon as practicable after this Registration Statement become effective.
                            ------------------------

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]
    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]
    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering: [ ] __________
    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ] __________
    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: [ ]
                            ------------------------

                        CALCULATION OF REGISTRATION FEE

-------------------------------------------------------------------------------------------------------------------------
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                                                      PROPOSED MAXIMUM        PROPOSED MAXIMUM
   TITLE OF SECURITIES          AMOUNT TO BE         OFFERING PRICE PER      AGGREGATE OFFERING          AMOUNT OF
    TO BE REGISTERED           REGISTERED(1)              SHARE(2)                PRICE(2)            REGISTRATION FEE
-------------------------------------------------------------------------------------------------------------------------
Common Stock, $0.001 par
  value..................      259,130 shares              $7.25                 $1,878,693                 $470
-------------------------------------------------------------------------------------------------------------------------
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

(1) In accordance with Rule 416 under the Securities Act of 1933, common stock offered hereby shall also be deemed to cover additional securities to be offered or issued to prevent dilution resulting from stock splits, stock dividends or similar transactions.

(2) Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended, based on the average of the high and low prices of the common stock on the Nasdaq National Market on January 2, 2001, as reported in The Wall Street Journal.
                            ------------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
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--------------------------------------------------------------------------------

        THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                  SUBJECT TO COMPLETION, DATED JANUARY 3, 2001

PROSPECTUS

                                 259,130 Shares

                             IMMERSION CORPORATION

                                  Common Stock

     This prospectus may be used only in connection with the resale, from time to time, of up to 259,130 shares of our common stock, $0.001 par value, by the selling stockholders. SUCH SHARES OF OUR COMMON STOCK MAY ONLY BE SOLD UNDER THIS PROSPECTUS DURING THE LIMITED TIMES PERMITTED BY THE REGISTRATION RIGHTS AGREEMENT, DATED AUGUST 31, 2000, AMONG US AND THE SELLING STOCKHOLDERS. INFORMATION ON THE SELLING STOCKHOLDERS, AND THE TIMES AND MANNER IN WHICH THEY MAY OFFER AND SELL SHARES OF OUR COMMON STOCK UNDER THIS PROSPECTUS, IS PROVIDED UNDER "SELLING STOCKHOLDERS" AND "PLAN OF DISTRIBUTION" IN THIS PROSPECTUS. We will not receive the proceeds from the sale of these shares by the selling stockholders under this prospectus.

     Our address is 801 Fox Lane, San Jose, California 95131, and our telephone number is (408) 467-1900.

     Our common stock trades on the Nasdaq National Market under the symbol "IMMR". On January 2, 2001, the closing price for our common stock, as reported on the Nasdaq National Market, was $7.25 per share.

     BEGINNING ON PAGE 1, WE HAVE LISTED A NUMBER OF "RISK FACTORS" WHICH YOU SHOULD CONSIDER. YOU SHOULD READ THE ENTIRE PROSPECTUS CAREFULLY BEFORE YOU MAKE YOUR INVESTMENT DECISION.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. The selling stockholders are offering to sell, and seeking offers to buy, shares of Immersion's common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the shares.

     In this prospectus, "Immersion," "we," "us" and "our" refer to Immersion Corporation.

               The date of this prospectus is             , 2001

                                  OUR COMPANY

     We develop hardware and software technologies that enable users to interact with computers using their sense of touch. Our patented technologies, which we call TouchSense(TM), enable a wide range of devices to deliver tactile sensations that correspond to on-screen events. We focus on four application areas -- consumer computer peripherals, automotive interfaces, surgical simulation products and specialized computer peripherals for professional and industrial applications.

     In high volume market areas such as consumer computer peripherals and automotive interfaces, we primarily license our touch-enabling technologies to third party manufacturers. We currently license our technology to market leaders in these areas, including companies such as Logitech, Microsoft, and BMW. In lower volume market areas, such as surgical simulation and three-dimensional computer imaging, including three-dimensional image capture and interaction, we focus primarily on product sales. In all market areas, we engage in development projects for third parties. Our objective is to proliferate our TouchSense technologies across markets, platforms and applications.

     We completed our merger with Virtual Technologies, Inc. in August 2000. Virtual Technologies develops and markets touch-enabled gloves and real-time, three-dimensional software products that are used in high-end simulation, mechanical computer-aided design and research. The merger was accounted for as a purchase transaction. The selling stockholders listed under "Selling Stockholders" in this prospectus were former shareholders of Virtual Technologies.

     We completed our merger with HT Medical Systems, Inc. in September 2000. HT Medical is a developer and manufacturer of state-of-the-art products that simulate hands-on medical procedures to create realistic training environments for doctors and other healthcare personnel. The merger was accounted for as a pooling of interests. Accordingly, our consolidated financial statements have been restated for all periods presented as if we and HT Medical had always been combined.

                                  RISK FACTORS

     You should carefully consider the following risks and uncertainties before you invest in our common stock. Investing in our common stock involves risk. If any of the following risks or uncertainties actually occurs, our business, financial condition or results of operations could be materially adversely affected. The following risks and uncertainties are not the only ones facing us. Additional risks and uncertainties of which we are unaware or which we currently believe are immaterial could also materially adversely affect our business, financial condition or results of operations. In any case, the trading price of our common stock could decline, and you could lose all or part of your investment. See also, "Forward-Looking Statements."

THE MARKET FOR OUR TOUCH-ENABLING TECHNOLOGIES IS AT AN EARLY STAGE AND IF MARKET DEMAND DOES NOT DEVELOP, WE MAY NOT ACHIEVE OR SUSTAIN REVENUE GROWTH.

     The market for touch-enabling technology is at an early stage and if we and our licensees are unable to develop consumer demand for touch-enabled products, we may not achieve or sustain revenue growth. To date, consumer demand for our technologies has been largely limited to the computer gaming peripherals market. We are currently working to increase the demand for our touch-enabling technologies in the general purpose personal computer, surgical simulation and automotive interface markets.

     In the general purpose computer market, we have licensed our touch-enabling technology to Logitech and Primax for use in computer mice. The first computer mouse incorporating our touch-enabling technologies was launched by Logitech, one of our licensees, during the fourth quarter of 1999. In September 2000, Logitech launched two new lower-cost mouse products, the iFeel(TM) Mouse and the iFeel(TM) MouseMan(R), that incorporate our touch-enabling technologies. While the first touch-enabled mouse was marketed for gaming and web applications, the new iFeel mouse products are being marketed for use with general purpose computer applications. Despite the introduction of these new mouse products, touch-enabled mice may not achieve commercial acceptance or generate significant royalty revenue for us.

In addition, software developers may elect not to create additional games or other applications that support our touch-enabling technology.

     We are also working to increase demand for our technologies in the automotive interface market. In this market, we have licensed our touch-enabling technologies to BMW for use in automotive controls and have entered into a strategic partnership with ALPS. In the medical simulation market, we sell surgical simulation products.

     Even if our technologies are ultimately widely adopted, widespread adoption may take a long time to occur. The timing and amount of royalties and product sales that we receive will depend on whether the products marketed achieve widespread adoption and, if so, how rapidly that adoption occurs. We expect that we will need to pursue extensive and expensive marketing and sales efforts to educate prospective licensees and consumers about the uses and benefits of our technologies and to persuade software developers to create software that utilizes our technologies.

WE HAD AN ACCUMULATED DEFICIT OF $32.3 MILLION AS OF SEPTEMBER 30, 2000, WILL EXPERIENCE LOSSES IN THE FUTURE AND MAY NOT ACHIEVE OR MAINTAIN PROFITABILITY.

     Since 1997, we have incurred losses in every fiscal quarter, and we expect losses through at least 2001. We will need to generate significant revenue to achieve and maintain profitability. We may not achieve, sustain or increase profitability in the future. We anticipate that our expenses will increase substantially in the foreseeable future as we:

     - attempt to expand the market for touch-enabled products;

     - increase our sales efforts;

     - incur additional expenses related to the operation of businesses we have acquired or will acquire;

     - continue to develop our technologies;

     - pursue strategic relationships; and

     - protect and enforce our intellectual property.

     If our revenues grow more slowly than we anticipate or if our operating expenses exceed our expectations, we may not achieve or maintain profitability.

OUR HISTORICAL FINANCIAL INFORMATION DOES NOT REFLECT OUR BUSINESS STRATEGY TO ACHIEVE REVENUE GROWTH THROUGH ROYALTY PAYMENTS FROM OUR LICENSEES ON SALES OF THEIR TOUCH-ENABLED PRODUCTS, A STRATEGY FROM WHICH HISTORICALLY WE HAVE DERIVED LESS THAN ONE-QUARTER OF OUR REVENUES.

     We cannot predict our future revenues based on our historical financial information. Historically, we derived the majority of our revenues from product sales, including sales of devices used to create three-dimensional computer images of small objects, medical simulation products and a specialized non-touch enabled computer mouse used for mapmaking. A substantial portion of our historical product sales were of products that did not use our touch-enabling technology but used related advanced computer peripheral technologies. Historically, we have also derived revenues from contracts with our licensees to assist in the development of our licensees' touch-enabled products and from development contracts with government agencies for touch-enabling technology.

     We are concentrating our current marketing, research and development activities on licensing our touch-enabling technology to a greater degree than in the past. Accordingly, our historical results should not be relied upon as an indicator of our future performance. For example, we derived only 4% of our total revenues for 1998 from royalty revenue. By contrast, we derived 20% of our total revenues from royalty revenue in 1999, 21% for the nine months ended September 30, 2000 and 8% for the three months ended September 30, 2000. While we anticipate that royalty revenue from licensing our technologies will constitute an increasing portion of our revenues, our recently acquired subsidiaries, HT Medical and Virtual Technologies, are expected to contribute to an increase in product sales and contract revenues.

Royalty revenue as a percentage of total revenue may vary significantly on a period-to-period basis due to factors such as the timing of new product introductions and the seasonality of product sales by our licensees.

THE INTEGRATION OF HT MEDICAL AND VIRTUAL TECHNOLOGIES MAY BE DIFFICULT TO ACHIEVE, WHICH MAY ADVERSELY AFFECT OPERATIONS.

     We recently completed the acquisition of HT Medical, a corporation with approximately 60 employees based in Gaithersburg, Maryland and Virtual Technologies, a corporation with approximately 15 employees based in Palo Alto, California. Immersion, HT Medical and Virtual Technologies have operated independently in the past. The combination of these three businesses may be difficult. If we fail to integrate the businesses successfully the operating results of the combined company could be adversely affected and the combined company may not achieve the benefits or operating efficiencies that we hope to obtain from the acquisitions. Uncertainties as to whether HT Medical and Virtual Technologies employees will remain with HT Medical, Virtual Technologies, Immersion and/or the combined company during the integration process may affect the business operations of each company. It may not be possible to continue to retain enough key employees of HT Medical and Virtual Technologies to operate our businesses effectively. Moreover, we do not know whether the products, systems and personnel of the three companies will be fully compatible.

WE HAVE IN THE PAST, AND MAY IN THE FUTURE, ENGAGE IN ACQUISITIONS THAT DILUTE STOCKHOLDER'S INTERESTS, DIVERT MANAGEMENT ATTENTION OR CAUSE INTEGRATION PROBLEMS.

     As part of our business strategy, we have in the past acquired, and may in the future acquire, businesses or intellectual property that we feel could complement our business, enhance our technical capabilities or increase our intellectual property portfolio. We recently completed the acquisitions of HT Medical and Virtual Technologies. If we consummate acquisitions through an exchange of our securities, our stockholders could suffer significant dilution. Acquisitions could also create risks for us, including:

     - unanticipated costs associated with the acquisitions;

     - use of substantial portions of our available cash to consummate the acquisitions;

     - diversion of management's attention from other business concerns;

     - difficulties in assimilation of acquired personnel or operations; and

     - potential intellectual property infringement claims related to newly acquired product lines.

     Any acquisitions, even if successfully completed, might not generate significant additional revenue or provide any benefit to our business.

OUR BUSINESS STRATEGY FOR ACHIEVING REVENUE GROWTH RELIES SIGNIFICANTLY ON ROYALTY PAYMENTS FROM SALES BY OUR LICENSEES OF THEIR TOUCH-ENABLED MOUSE PRODUCTS.

     If our licensees' touch-enabled mouse products do not achieve commercial acceptance or if production or other difficulties that sometimes occur when a new product is introduced interfere with sales of our licensees' mouse products, our ability to achieve revenue growth could be significantly impaired. The first computer mouse incorporating our technology was launched by Logitech, a licensee of our technology, during the fourth quarter of 1999. To date, sales of Logitech's first touch-enabled mouse product, the Wingman Force Feedback Mouse, have not reached desired levels. We believe that the facts that the first product was being marketed, in part, as a gaming product, that it was introduced late in the 1999 Christmas buying season, that it was relatively expensive, and that many popular software titles targeted at mice do not yet support force feedback, have contributed to slow sales of this product.

     In September 2000, Logitech launched two new lower-cost, touch-enabled mouse products, the iFeel Mouse and the iFeel MouseMan, each of which is targeted for use with general purpose computer applications, such as business productivity and web applications. In addition to their lower cost, these new mouse products are designed to provide basic tactile feedback to users without additional external software support, and therefore mitigate the need for external software development in order to create demand for TouchSense-enabled hardware products. Logitech has shifted its manufacturing, sales and marketing efforts from the Wingman Force Feedback Mouse to these new lower-cost, touch-enabled mouse products. In addition, we have also licensed our lower-cost, touch-enabling mouse technology to Primax, a manufacturer of computer mice. However, there can be no assurance that these new mouse products will be widely accepted in the marketplace, and if they are not widely accepted, we may be unable to grow our revenues.

WE DO NOT CONTROL OR INFLUENCE OUR LICENSEES' MANUFACTURING, PROMOTION, DISTRIBUTION OR PRICING OF THEIR PRODUCTS INCORPORATING OUR TOUCH-ENABLING TECHNOLOGIES, UPON WHICH WE ARE DEPENDENT TO GENERATE ROYALTY REVENUE.

     A key part of our primary business strategy is to license our intellectual property to companies that manufacture and sell products incorporating our touch-enabling technologies. The sale of those products generates royalty revenue for us. For the year ended December 31, 1999, 20% of our total revenue was royalty revenue, for the nine-month period ended September 30, 2000, 21% of our total revenue was royalty revenue, and for the three-month period ended September 30, 2000, 8% of our total revenues was royalty revenue. However, we do not control or influence the manufacture, promotion, distribution or pricing of products that are manufactured and sold by our licensees and that incorporate our touch-enabling technologies. As a result, products incorporating our technologies may not be brought to market, achieve commercial acceptance or generate meaningful royalty revenue for us. For us to generate royalty revenue, those licensees that pay us per-unit royalties must manufacture and distribute products incorporating our touch-enabling technologies in a timely fashion and generate consumer demand through marketing and other promotional activities. Products incorporating our touch-enabling technologies are generally more difficult to design and manufacture than products that do not incorporate our touch-enabling technologies, and these difficulties may cause product introduction delays. If our licensees fail to stimulate and capitalize upon market demand for products that generate royalties for us, our revenues will not grow. Peak demand for products that incorporate our technologies, especially in the computer gaming peripherals market, typically occurs in the third and fourth calendar quarters as a result of increased demand during the year-end holiday season. If our licensees do not ship licensed products in a timely fashion or fail to achieve strong sales in the second half of the calendar year, we would not receive related royalty revenue.

OUR REVENUES FROM TOUCH-ENABLED MOUSE PRODUCTS MAY BE ADVERSELY AFFECTED BY THE CURRENT WORLDWIDE SLOWDOWN IN THE GROWTH OF PERSONAL COMPUTER HARDWARE AND SOFTWARE SALES.

     Several large personal computer hardware and software manufacturers have recently announced slower than anticipated growth in personal computer hardware and software sales. If this trend continues, it may adversely affect sales of our royalty-bearing, touch-enabled mouse products. The impact of this trend on our sales may be more pronounced if a significant contributing cause to the trend is a reduction in the amount that individuals and companies have budgeted for personal computer-related devices such as touch-enabled mice, rather than saturation of the market for personal computers generally.

WE HAVE LIMITED EXPERIENCE MARKETING AND SELLING THE PRODUCTS OF OUR RECENTLY ACQUIRED SUBSIDIARIES, AND IF WE ARE UNSUCCESSFUL IN MARKETING AND SELLING THESE PRODUCTS WE MAY NOT ACHIEVE OR SUSTAIN PRODUCT REVENUE GROWTH.

     Immersion has limited experience marketing and selling medical simulation products either directly or through distributors. The success of our efforts to sell HT Medical's medical simulation products will depend upon our ability to establish a qualified sales force and establish relationships with distributors. HT Medical's current sales and marketing staff is very limited, and we must attract and retain qualified personnel to direct the sales and marketing of HT Medical's medical procedural simulation products. We may not be successful in attracting and retaining the personnel necessary to sell and market HT Medical's products successfully. There is no assurance that our direct selling efforts will be effective, distributors will market HT Medical's products successfully or, if our relationships with distributors terminate, we will be able to establish relationships with other distributors on satisfactory terms, if at all. Any disruption in the distribution, sales or marketing network for HT Medical's products could have a material adverse effect on our product revenues.

     Immersion has limited experience marketing and selling high-end simulation products. The success of our efforts to sell Virtual Technologies' whole-hand, touch-enabled gloves, such as Virtual Technologies' CyberGlove(R), and real-time, three-dimensional interactive software products will depend upon our ability to manage a qualified sales force effectively and establish relationships with distributors. Virtual Technologies' current sales and marketing staff is limited and we must attract and retain qualified personnel to direct the sales and marketing of its products. We may not be successful in attracting and retaining the personnel necessary to sell and market Virtual Technologies' products successfully. There is no assurance that our direct selling efforts will be effective, distributors will market Virtual Technologies' products successfully or, if relationships with distributors terminate, we will be able to establish relationships with other distributors on satisfactory terms, if at all. Any disruption in the distribution, sales or marketing network for Virtual Technologies' products could have a material adverse effect on our product revenues.

BECAUSE LOGITECH IS OUR ONLY LICENSEE CURRENTLY SELLING TOUCH-ENABLED MICE, OUR ROYALTY REVENUE FROM TOUCH-ENABLED MICE WILL BE SIGNIFICANTLY REDUCED IF LOGITECH DOES NOT EFFECTIVELY MANUFACTURE AND MARKET TOUCH-ENABLED MICE PRODUCTS.

     Although we have licensed our touch-enabling mouse technology to an additional licensee, Primax, Logitech is currently the only licensee selling touch-enabled mice. If Logitech does not effectively manufacture, market and distribute its touch-enabled mouse product, our royalty revenue from touch-enabled mice would be significantly reduced. In addition, a lack of market acceptance of the Logitech touch-enabled mouse might dissuade other potential licensees from licensing our technologies for touch-enabled mice and other products.

IF WE FAIL TO PROTECT AND ENFORCE OUR INTELLECTUAL PROPERTY RIGHTS, OUR ABILITY TO LICENSE OUR TECHNOLOGIES AND TO GENERATE REVENUES WOULD BE IMPAIRED.

     Our business depends on generating revenues by licensing our intellectual property rights and by selling products that incorporate our technologies. If we are not able to protect and enforce those rights, our ability to obtain future licenses and royalty revenue could be impaired. In addition, if a court were to limit the scope of, declare unenforceable or invalidate any of our patents, current licensees may refuse to make royalty payments or may themselves choose to challenge one or more of our patents. Also it is possible that:

     - our pending patent applications may not result in the issuance of patents;

     - our patents may not be broad enough to protect our proprietary rights;
       and

     - effective patent protection may not be available in every country in which our licensees do business.

     We also rely on licenses, confidentiality agreements and copyright, trademark and trade secret laws to establish and protect our proprietary rights. It is possible that:

     - laws and contractual restrictions may not be sufficient to prevent misappropriation of our technologies or deter others from developing similar technologies; and

     - policing unauthorized use of our products and trademarks would be difficult, expensive and time-consuming, particularly overseas.

IF WE ARE UNABLE TO ENTER INTO NEW LICENSING ARRANGEMENTS WITH OUR EXISTING LICENSEES AND WITH ADDITIONAL THIRD-PARTY MANUFACTURERS FOR OUR TOUCH-ENABLING TECHNOLOGY, OUR ROYALTY REVENUE MAY NOT GROW.

     Our revenue growth is significantly dependent on our ability to enter into new licensing arrangements. Our failure to enter into new licensing arrangements will cause our operating results to suffer. We face numerous risks in obtaining new licenses on terms consistent with our business objectives and in maintaining, expanding and supporting our relationships with our current licensees. These risks include:

     - the lengthy and expensive process of building a relationship with potential licensees;

     - the fact that we may compete with the internal design teams of existing and potential licensees;

     - difficulties in persuading consumer product manufacturers to work with us, to rely on us for critical technology and to disclose to us proprietary product development and other strategies; and

     - difficulties in persuading existing and potential licensees to bear the development costs necessary to incorporate our technologies into their products.

OUR QUARTERLY REVENUES AND OPERATING RESULTS ARE VOLATILE, AND IF OUR FUTURE RESULTS ARE BELOW THE EXPECTATIONS OF PUBLIC MARKET ANALYSTS OR INVESTORS, THE PRICE OF OUR COMMON STOCK IS LIKELY TO DECLINE.

     Our revenues and operating results are likely to vary significantly from quarter to quarter due to a number of factors, many of which are outside of our control and any of which could cause the price of our common stock to decline. These factors include:

     - the establishment or loss of licensing relationships;

     - the timing of payments under fixed and/or up-front license agreements;

     - the timing of our expenses, including costs related to acquisitions of technologies or businesses;

     - the timing of introductions of new products and product enhancements by us, our licensees and their competitors;

     - our ability to develop and improve our technologies;

     - our ability to attract, integrate and retain qualified personnel; and

     - seasonality in the demand for our licensees' products.

     Accordingly, we believe that period-to-period comparisons of our operating results should not be relied upon as an indicator of our future performance. In addition, because a high percentage of our operating expenses is fixed, a shortfall of revenues can cause significant variations in operating results from period to period.

THE HIGHER COST OF PRODUCTS INCORPORATING OUR TOUCH-ENABLING TECHNOLOGIES MAY INHIBIT OR PREVENT THE WIDESPREAD ADOPTION AND SALE OF PRODUCTS INCORPORATING OUR TECHNOLOGIES.

     Personal computer gaming peripherals, computer mice and automotive controls incorporating our touch-enabling technologies are more expensive than similar competitive products that are not touch-enabled. Although major manufacturers, such as Logitech, Microsoft and BMW, have licensed our technology, the greater expense of products containing our touch-enabling technologies as compared to non-touch-enabled products may be a significant barrier to the widespread adoption and sale of touch-enabled products.

IF OUR TECHNOLOGIES ARE UNABLE TO GAIN MARKET ACCEPTANCE OTHER THAN IN TOUCH-ENABLED JOYSTICKS AND STEERING WHEELS, OUR ROYALTY REVENUE GROWTH WILL BE LIMITED.

     Substantially all of our royalty revenue has been derived from the licensing of our portfolio of touch-enabling technology for personal computer gaming peripherals such as joysticks and steering wheels. The market for joysticks and steering wheels for use with personal computers is a substantially smaller market than either the mouse market or the dedicated gaming console market and is characterized by declining average selling prices. If we are unable to gain market acceptance beyond the personal computer gaming peripherals market, we may not achieve royalty revenue growth.

COMPETITION IN COMPUTER PERIPHERAL PRODUCTS IN BOTH THE GENERAL PURPOSE COMPUTING AND COMPUTER GAMING MARKETS COULD LEAD TO REDUCTIONS IN THE SELLING PRICE OF PERIPHERAL PRODUCTS OF OUR LICENSEES, WHICH WOULD REDUCE OUR ROYALTY REVENUE.

     The general purpose computing and computer gaming markets in which our licensees sell peripheral products are highly competitive and are characterized by rapid technological change, short product life cycles, cyclical market patterns, a trend of declining average selling prices and increasing foreign and domestic competition. We believe that competition among computer peripheral manufacturers will continue to be intense, and that competitive pressures will drive the price of our licensees' products downward. Any reduction in our royalties per unit that is not offset by corresponding increases in unit sales will cause our revenues to decline.

COMPETITION IN THE TOUCH-ENABLED GLOVE MARKET AND THE REAL-TIME,
THREE-DIMENSIONAL SOFTWARE PRODUCT MARKET COULD LEAD TO REDUCTIONS IN THE SELLING PRICES OF OUR PRODUCTS, WHICH MAY REDUCE OUR PRODUCT REVENUE.

     Like the computer peripheral product market, the touch-enabled glove and real-time, three-dimensional interactive software products markets are highly competitive and subject to rapid technological change, a trend of declining average selling prices and increasing competition. We expect that competition in this market will continue to be intense and that this competition may drive the price of our products downward. Declining prices of our products which are not offset by increased volume may cause our product revenues to decline.

THE MARKET FOR OUR LIGHTSCRIBE 3D(TM) PRODUCT, AN OPTICALLY-BASED, THREE-DIMENSIONAL DIGITIZER, IS AT AN EARLY STAGE, AND OUR PRODUCT REVENUES MAY NOT GROW IF MARKET DEMAND DOES NOT DEVELOP.

     We recently introduced our LightScribe 3D product, which uses a video camera, hand-held laser stylus, and specialized image processing software to allow users to create three-dimensional images of objects. The LightScribe 3D is being marketed for the creation of high-quality, fully-textured, three-dimensional models that can be displayed and manipulated on web pages. The market for digitizers to facilitate the creation of such three-dimensional web content is at an early stage and if demand does not develop we may not be able to grow our product revenues.

BECAUSE WE HAVE A FIXED PAYMENT LICENSE WITH MICROSOFT, OUR ROYALTY REVENUE FROM LICENSING JOYSTICKS AND STEERING WHEELS IN THE GAMING MARKET MIGHT DECLINE IF MICROSOFT INCREASES MICROSOFT'S VOLUME OF SALES OF TOUCH-ENABLED JOYSTICKS AND STEERING WHEELS AT THE EXPENSE OF OUR OTHER LICENSEES.

     Under the terms of our present agreement with Microsoft, Microsoft receives a perpetual, worldwide, irrevocable, non-exclusive license under our patents for Microsoft's SideWinder Force Feedback Pro Joystick and its SideWinder Force Feedback Wheel, and for a future replacement version of these specific SideWinder products having essentially similar functional features. Instead of an ongoing royalty on Microsoft's sales of licensed products, the agreement provides for a payment of $2.35 million, which we recognized in equal monthly increments over a one-year period that ended in mid-July 2000. We will not receive any further revenues or royalties from Microsoft under our current agreement with Microsoft. We derived 10% of our total revenues and 48% of our royalty revenue for the twelve months ended December 31, 1999 from Microsoft. In addition, we derived 13% of our total revenues and 60% of our royalty revenues for the nine months ended September 30, 2000 from Microsoft and 3% of our total revenues and 37% of our royalty revenues for the three months ended September 30, 2000 from Microsoft. At the present time, we do not have a license agreement with Microsoft for products other than the SideWinder joystick and steering wheel. Microsoft has a significant share of the market for touch-enabled joysticks and steering wheels for personal computers. Microsoft has significantly greater financial, sales and marketing resources, as well as greater name recognition and a larger customer base, than our other licensees. In the event that Microsoft increases its share of this market, our royalty revenue from other licensees in this market segment might decline.

BECAUSE WE NO LONGER RECEIVE ROYALTY REVENUE UNDER OUR CURRENT AGREEMENT WITH MICROSOFT, OUR ROYALTY REVENUES IN FUTURE PERIODS MAY DECLINE.

     As described above, revenue recognized under our current agreement with Microsoft ended in mid-July 2000. Because the agreement with Microsoft accounted for a substantial portion of our royalty revenues, our royalty revenues in future periods will decline if we do not either enter into agreements with additional licensees of our touch-enabling technologies or receive larger royalty payments from our existing licensees.

LOGITECH ACCOUNTS FOR A LARGE PORTION OF OUR ROYALTY REVENUE AND THE FAILURE OF LOGITECH TO ACHIEVE SALES VOLUMES FOR ITS GAMING AND CURSOR CONTROL PERIPHERAL PRODUCTS THAT INCORPORATE OUR TOUCH-ENABLING TECHNOLOGIES MAY REDUCE OUR ROYALTY REVENUE.

     We derived 9% of our total revenues and 33% of our royalty revenue for the twelve months ended December 31, 1999 from Logitech. For the nine-month period ended September 30, 2000, we derived 5% of our total revenues and 19% of our royalty revenue from Logitech and for the three-month period ended September 30, 2000, we derived 2% of our total revenues and 29% of our royalty revenue from Logitech. We expect that a significant portion of our total revenues will continue to be derived from Logitech. If Logitech fails to achieve anticipated sales volumes for its computer peripheral products that incorporate our technologies, our royalty revenue would be reduced.

BECAUSE PERSONAL COMPUTER PERIPHERAL PRODUCTS THAT INCORPORATE OUR TOUCH-ENABLING TECHNOLOGIES CURRENTLY MUST WORK WITH MICROSOFT'S OPERATING SYSTEM SOFTWARE, OUR COSTS COULD INCREASE AND OUR REVENUES COULD DECLINE IF MICROSOFT MODIFIES ITS OPERATING SYSTEM SOFTWARE.

     Our hardware and software technology for personal computer peripheral products that incorporate our touch-enabling technologies is currently compatible with Microsoft's Windows 98, Windows 2000 and Windows Me operating systems software, including DirectX, Microsoft's entertainment applications programming interface. If Microsoft modifies its operating system, including DirectX, we may need to modify our technologies and this could cause delays in the release of products by our licensees. If Microsoft modifies its software products in ways that limit the use of our other licensees' products, our costs could be increased and our revenues could decline.

LITIGATION REGARDING INTELLECTUAL PROPERTY RIGHTS COULD BE EXPENSIVE, DISRUPTIVE, AND TIME CONSUMING, AND COULD ADVERSELY AFFECT OUR BUSINESS.

     Intellectual property litigation, whether brought by us or by others, could result in the expenditure of significant financial resources and the diversion of management's time and efforts. From time to time, we initiate claims against third parties that we believe infringe our intellectual property rights. To date, most of these claims have not led to any litigation. However, on June 18, 2000, we filed an action for patent infringement in the United States District Court for the Northern District of California against InterAct Accessories, Inc., one of our existing licensees, based on certain unlicensed gamepad and steering wheel products currently being marketed by InterAct. This litigation, like any litigation brought to protect and enforce our intellectual property rights, could be costly, time-consuming and distracting to management and could result in the impairment or loss of portions of our intellectual property. In addition, any litigation in which we are accused of infringement may cause product shipment delays, require us to develop non-infringing technology or require us to enter into royalty or license agreements even before the issue of infringement has been decided on the merits. If any litigation were not resolved in our favor, we could become subject to substantial damage claims from third parties and indemnification claims from our licensees. We and our licensees could be enjoined from the continued use of the technology at issue without a royalty or license agreement. Royalty or license agreements, if required, might not be available on acceptable terms, or at all. If a third party claiming infringement against us prevailed and we could not develop non-infringing technology or license the infringed or similar technology on a timely and cost-effective basis, our expenses would increase and our revenues could decrease.

     We attempt to avoid infringing known proprietary rights of third parties. However, third parties may hold, or may in the future be issued, patents that could be infringed by our products or technologies. Any of these third parties might make a claim of infringement against us with respect to the products that we manufacture and the technologies that we license. From time to time, we have received letters from companies, several of which have significantly greater financial resources than we do, asserting that some of our technologies, or those of our licensees, infringe their intellectual property rights. Certain of our licensees have received similar letters from these or other companies. Such letters may influence our licensees' decisions whether to ship products incorporating our technologies. Although none of these matters has resulted in litigation to date, any of these notices, or additional notices that we could receive in the future from these or other companies, could lead to litigation.

FAILURE TO QUALIFY FOR POOLING-OF-INTERESTS ACCOUNTING TREATMENT WITH RESPECT TO OUR RECENT ACQUISITION OF HT MEDICAL MAY HARM OUR FUTURE OPERATING RESULTS.

     We have accounted for our recent acquisition of HT Medical as a pooling-of-interests business combination. Under the pooling-of-interests method of accounting, each of Immersion and HT Medical's historical recorded assets and liabilities are carried forward to the combined company at their recorded amounts. In addition, the operating results of the combined company will include Immersion's and
HT Medical's operating results for all of fiscal 2000, and Immersion's and HT Medical's historical reported operating results for prior periods have been combined and restated as the operating results of the combined company.

     Events may occur that cause the HT Medical merger to no longer qualify for pooling-of-interests accounting treatment. In that case, we would be required to account for the acquisition under the purchase method of accounting. Under that method, we would record the estimated fair value of Immersion common stock issued in the merger as the cost of acquiring the business of HT Medical. That cost would be allocated to the net assets acquired, with the excess of the estimated fair value of Immersion common stock over the fair value of net assets acquired recorded as goodwill or other intangible assets. To the extent goodwill and other intangibles are recorded on Immersion's financial statements, Immersion would be required to take a noncash charge to earnings every year for periods of up to 5 years until the full values of this goodwill and other intangibles have been fully amortized. The fair value of Immersion common stock issued in the merger is much greater than the historical net book value at which HT Medical carried its assets in its accounts. Therefore, purchase accounting treatment would result in charges to operations of the combined company for several years compared to pooling-of-interests accounting treatment.

ROBERT O'MALLEY, OUR CHIEF EXECUTIVE OFFICER AND PRESIDENT, RECENTLY JOINED US AND IF THERE ARE DIFFICULTIES WITH THIS LEADERSHIP TRANSITION IT COULD IMPEDE THE EXECUTION OF OUR BUSINESS STRATEGY.

     Bob O'Malley, our Chief Executive Officer and President, joined us in October 2000. Our success will depend to a significant extent on Mr. O'Malley's ability to successfully lead and motivate our employees, and to work effectively with our executive staff. If this leadership transition is not successful, our ability to execute our business strategy would be impeded.

WE DEPEND ON A SINGLE SUPPLIER TO PRODUCE OUR IMMERSION PROCESSORS AND MAY LOSE CUSTOMERS IF THIS SUPPLIER DOES NOT MEET OUR REQUIREMENTS.

     We have one supplier of our custom Immersion Processors, which we develop, license and sell to improve the performance and to help reduce the cost of computer peripheral products, such as joysticks and mice, incorporating our touch-enabling technology. We have limited control over delivery schedules, quality assurance, manufacturing capacity, yields, costs and misappropriation of our intellectual property.

Although our supplier warrants that microprocessors it supplies to us or to our customers will conform to our specifications and be free from defects in materials and workmanship for a period of one year from delivery, any delays in delivery of the processor, quality problems or cost increases could cause us to lose customers and could damage our relationships with our licensees.

IF WE ARE UNABLE TO CONTINUALLY IMPROVE, AND REDUCE THE COST OF, OUR TECHNOLOGIES, COMPANIES MAY NOT INCORPORATE OUR TECHNOLOGIES INTO THEIR PRODUCTS, WHICH COULD IMPAIR OUR REVENUE GROWTH.

     Our ability to achieve revenue growth depends on our continuing ability to improve, and reduce the cost of, our technologies and to introduce these technologies to the marketplace in a timely manner. If our development efforts are not successful or are significantly delayed, companies may not incorporate our technologies into their products and our revenue growth may be impaired.

COMPETITION FROM UNLICENSED PRODUCTS COULD LEAD TO REDUCED PRICES AND SALES VOLUMES OF OUR LICENSEES' PRODUCTS, WHICH COULD LIMIT OUR REVENUES OR CAUSE OUR REVENUES TO DECLINE.

     Our licensees or other third parties may seek to develop products which they believe do not require a license under our intellectual property. These potential competitors may have significantly greater financial, technical and marketing resources than we do, and the costs associated with asserting our intellectual property against such products and such potential competitors could be significant. Moreover, if such alternative designs were determined by a court not to require a license under our intellectual property, competition from such unlicensed products could limit or reduce our revenues.

COMPETITION WITH OUR IMMERSION PROCESSORS MAY LEAD TO REDUCED PRICES AND SALES VOLUMES OF OUR MICROPROCESSORS.

     Currently, there are several semiconductor companies manufacturing products that compete with our microprocessors. Many of these companies have longer operating histories, substantially greater financial, technical, marketing and other resources, and greater name recognition than we do. They also may be able to respond more quickly than we can to changes in technology or customer requirements. Accordingly, competitive pressures could reduce our market share or require us to reduce our prices, either of which would impede our ability to sell our processors on acceptable terms.

WE MIGHT BE UNABLE TO RECRUIT OR RETAIN NECESSARY PERSONNEL, WHICH COULD SLOW THE DEVELOPMENT AND DEPLOYMENT OF OUR TECHNOLOGIES.

     Our ability to develop and deploy our technologies and to sustain our revenue growth depends upon the continued service of our executive officers and other key personnel and upon hiring additional key personnel. We intend to hire additional sales, support, marketing and research and development personnel. Competition for these individuals is intense, and we may not be able to attract, assimilate or retain additional highly qualified personnel in the future. Several of our executive officers and key employees hold stock options with exercise prices considerably below the current market price of our common stock, which may impair our ability to retain the services of such employees. In addition, our technologies are complex and we rely upon the continued service of our existing engineering personnel to support licensees, enhance existing technology and develop new technologies.

WE HAVE EXPERIENCED RAPID GROWTH AND CHANGE IN OUR BUSINESS, AND OUR FAILURE TO MANAGE THIS AND ANY FUTURE GROWTH COULD HARM OUR BUSINESS.

     In addition to the employees of HT Medical and Virtual Technologies that we are currently integrating, we are rapidly increasing the number of our employees in our San Jose headquarters. Our business may be harmed if we do not integrate and train our new employees quickly and effectively. We also cannot be sure that our revenues will continue to grow at a rate sufficient to support the costs associated with an increasing number of employees. Any future periods of rapid growth may place significant strains on our managerial, financial, engineering and other resources. The rate of any future expansion, in combination with our complex technologies, may demand an unusually high level of managerial effectiveness in anticipating, planning, coordinating and meeting our operational needs as well as the needs of our licensees.

PRODUCT LIABILITY CLAIMS, INCLUDING CLAIMS RELATING TO ALLEGED REPETITIVE STRESS INJURIES, COULD BE TIME-CONSUMING AND COSTLY TO DEFEND, AND COULD EXPOSE US TO LOSS.

     Claims that consumer products have flaws or other defects that lead to personal or other injury are common in the computer peripherals industry. If products that we or our licensees sell cause personal injury, financial loss or other injury to our or our licensees' customers, the customers or our licensees may seek damages or other recovery from us. Any claims against us would be time-consuming, expensive to defend and distracting to management and could result in damages and injure our reputation or the reputation of our licensees or their products. This damage could limit the market for our licensees' touch-enabled products and harm our results of operations. In the past, manufacturers of peripheral products, such as computer mice, have been subject to claims alleging that use of their products has caused or contributed to various types of repetitive stress injuries, including carpal tunnel syndrome. We have not experienced any product liability claims to date. Although our license agreements typically contain provisions designed to limit our exposure to product liability claims, existing or future laws or unfavorable judicial decisions could limit or invalidate the provisions.

IF WE FAIL TO DEVELOP NEW OR ENHANCED TECHNOLOGIES FOR NEW APPLICATIONS AND PLATFORMS, WE MAY NOT BE ABLE TO CREATE A MARKET FOR OUR TECHNOLOGIES AND OUR ABILITY TO GROW AND OUR RESULTS OF OPERATIONS MIGHT BE HARMED.

     Our initiatives to develop new and enhanced technologies and to license technologies for new applications and new platforms may not be successful. Any new or enhanced technologies may not be favorably received by consumers and could damage our reputation or our brand. Expanding our technology could also require significant additional expenses and strain our management, financial and operational resources. The lack of market acceptance of these efforts or our inability to generate additional revenues sufficient to offset the associated costs could harm our results of operations.

OUR STOCK MAY BE VOLATILE.

     The stock market has experienced extreme volatility that often has been unrelated or disproportionate to the performance of particular companies. These market fluctuations may cause our stock price to decline regardless of our performance. The market price of our common stock has been, and in the future could be, significantly affected by factors such as: actual or anticipated fluctuations in operating results; announcements of technical innovations; new products or new contracts; sales or the perception in the market of possible sales of large number of shares of Immersion common stock by insiders or others; changes in securities analysts' recommendations; changing circumstances regarding competitors or their customers; governmental regulatory action; developments with respect to patents or proprietary rights; changes in financial estimates by securities analysts; and general market conditions. In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has been initiated against that company.

OUR EXECUTIVE OFFICERS, DIRECTORS AND MAJOR STOCKHOLDERS RETAIN SIGNIFICANT CONTROL OVER US, WHICH MAY LEAD TO CONFLICTS WITH OTHER STOCKHOLDERS OVER CORPORATE GOVERNANCE MATTERS.

     Our current directors, officers and more than 5% stockholders, as a group, beneficially own more than 38% of our outstanding common stock. Acting together, these stockholders would be able to exercise significant control on matters that our stockholders vote upon, including the election of directors and mergers or other business combinations, which could have the effect of delaying or preventing a third party from acquiring control over or merging with us.

PROVISIONS IN OUR CHARTER DOCUMENTS AND DELAWARE LAW COULD PREVENT OR DELAY A CHANGE IN CONTROL, WHICH COULD REDUCE THE MARKET PRICE OF OUR COMMON STOCK.

     Provisions in our certificate of incorporation and bylaws may have the effect of delaying or preventing a change of control or changes in our management. In addition, certain provisions of Delaware law may discourage, delay or prevent someone from acquiring or merging with us. These provisions could limit the price that investors might be willing to pay in the future for shares.

                           FORWARD-LOOKING STATEMENTS

     Statements made in this prospectus, and in the documents incorporated in this prospectus by reference, other than statements of historical fact, are forward-looking statements. This prospectus, and the documents incorporated in this prospectus by reference, including the sections entitled "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," contain forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements.

     These risks and other factors include those listed under "Risk Factors" and elsewhere in this prospectus and the documents incorporated in this prospectus by reference. Forward-looking statements may, but do not necessarily, include words such as "anticipate," "believe," "plan," "expect," "future," "intend," "may," "will," "should," "estimate," "predict," "potential," "continue," the negative of these terms or other comparable terminology. These statements are only predictions. Actual events or results may differ materially. In evaluating these statements, you should specifically consider various factors, including the risks outlined under "Risk Factors." These factors may cause our actual results to differ materially from any forward-looking statement. Although we believe the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, level of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. We are under no duty to update any of the forward-looking statements after the date of this prospectus to conform the prior statements to actual results or revised expectations.

                                USE OF PROCEEDS

     Immersion will not receive any of the proceeds from the sale of the shares offered by this prospectus. The selling stockholders will receive all of the proceeds.

                              SELLING STOCKHOLDERS

     On August 31, 2000, we acquired Virtual Technologies through the merger of our wholly-owned subsidiary with and into Virtual Technologies. In the merger, each share of Virtual Technologies common stock outstanding immediately prior to the merger was converted into the right to receive 0.06415616 of a share of our common stock plus $0.193 in cash. In the merger, we issued approximately 320,584 shares of our common stock and paid approximately $1 million in cash. Of the shares issued in the merger, 60,000 shares are held in escrow to compensate us for, among other things, any losses resulting from a breach of Virtual Technologies' representations, warranties and covenants.

     Following the merger, James F. Kramer continued as the President and Secretary, and Allen Boronkay, Daniel H. Gomez, Nancy Finnie, Jeffrey T. Eder, Mitchel Slomiak, David Roberts (an officer and shareholder of Ndimention Simulation, Inc.), Phillippe Chao, Christopher J. Ullrich, Jack Strange and Raymond Yu continued as employees, of our wholly-owned subsidiary, Virtual Technologies. Other than their employment relationships and their ownership of Immersion's securities, none of the selling stockholders has had a material relationship with Immersion within the past three years.

REGISTRATION RIGHTS AGREEMENT

     The shares of Immersion common stock issued in the merger are "restricted securities," as defined in Rule 144 as promulgated under the Securities Act, and are not freely transferable. Under a Registration Rights Agreement, dated August 31, 2000, we granted Virtual Technologies' former shareholders the right to one shelf registration on Form S-3 and piggy-back registration rights in the event that we file a registration statement under the Securities Act under certain circumstances. This prospectus covers shares registrable by the selling stockholders under the Registration Rights Agreement.

     Under the Registration Rights Agreement, we agreed to indemnify the selling stockholders against certain liabilities arising under the Securities Act. We are required to reimburse the selling stockholders for certain expenses they incur in investigating or defending against claims based upon untrue statements (or alleged untrue statements) or omissions (or alleged omissions) of material facts concerning us in this prospectus. In addition, we are required to indemnify the selling stockholders against certain claims based on violations (or alleged violations) by us of the Securities Act in connection with this registration.

HOLDINGS OF THE SELLING STOCKHOLDERS

     The following table sets forth the aggregate number of shares of our common stock beneficially owned by the selling stockholders and offered by selling stockholders under this prospectus.

                                                             SHARES                        SHARES
                                                          BENEFICIALLY                  BENEFICIALLY
                                                             OWNED           SHARES      OWNED AFTER
                SELLING STOCKHOLDERS:                  PRIOR TO OFFERING*    OFFERED    THE OFFERING*
                ---------------------                  ------------------    -------    -------------
James F. Kramer......................................     239,943.5063       195,038     44,905.5063
Marc Tremblay........................................      19,246.0460        15,644      3,602.0460
Allen Boronkay.......................................      12,830.3640        10,429      2,401.3640
Laurence J. Edwards..................................       7,697.8184         6,257      1,440.8184
Paul L. Korff........................................       6,286.6683         5,110      1,176.6683
Jack Strange.........................................       2,514.6673         2,044        470.6673
Daniel H. Gomez......................................       4,299.3205         2,451      1,848.3205
Robert Armas.........................................         513.0546           417         96.0546
Stanley J. Hanel.....................................       2,565.2728         2,085        480.2728
William L. Chapin....................................       2,565.2728         2,085        480.2728
Lawrence Kuo.........................................         641.0682           521        120.0682
Nancy Finnie.........................................         344.6123            93        251.6123
Jeffrey T. Eder......................................         770.0341           260        510.0341
Evelyn Chiang........................................         192.0205           156         36.0205
Mitchel Slomiak......................................         641.0682           521        120.0682
Ndimention Simulation, Inc...........................      12,830.3640        10,429      2,401.3640
Eric C. Abbott.......................................         615.2655           500        115.2655
Phillippe E. Chao....................................         225.0136           104        121.0136
ChunXiang Tian.......................................         641.0682           521        120.0682
Ron Carmel...........................................         641.0682           521        120.0682
Christopher J. Ullrich...............................       2,245.2387         1,825        420.2387
Hugo DesRosiers......................................         320.0341           260         60.0341
Brian Pinkerton......................................       1,347.1432         1,095        252.1432
Raymond Yu...........................................         257.0136           104        153.0136
Ben Delaney..........................................         812.0063           660        152.0063

-------------------------
* Less than one percent, except for Mr. Kramer (who holds approximately 1.3% prior to, and approximately 0.2% after, the offering).

     We believe that the persons listed above have sole investment and voting power with respect to their shares of common stock. The shares listed in the table as beneficially owned include a total of 60,000 shares currently held in escrow under the terms of an Escrow Agreement, dated as of August 31, 2000, among Immersion, James F. Kramer, as Shareholder Representative, and U.S. Trust Company, National Association, as Escrow Agent. Subject to the satisfaction of any claims asserted by us, up to 30,000 of the escrowed shares will be distributed to the Shareholder Representative, on behalf of the selling stockholders, on the first anniversary of the date of the merger (less any shares allocated to pending claims), and the remainder of the escrowed shares will be distributed to the Shareholder Representative, on behalf of the selling stockholders, on the second anniversary of the date of the merger (less any shares allocated to pending claims). All escrowed shares are held of record by the Escrow Agent. Applicable percentage ownership in the table is based on 18,476,030 shares of common stock outstanding as of December 27, 2000.

     For purposes of this table, beneficial ownership is determined in accordance with rules of the SEC, and includes voting power and investment power with respect to shares. Shares issuable upon the exercise of a stockholder's outstanding stock options that are currently exercisable or become exercisable within 60 days of December 27, 2000 are considered outstanding for purposes of calculating the percentage owned by that stockholder, but not for purposes of calculating the percentage owned by any other person. The number of shares that are issuable upon the exercise of options that are currently exercisable or exercisable within such 60 days are: Mr. Gomez -- 1,284 shares, Ms.
Finnie -- 230 shares, Mr. Eder -- 450 shares, Mr. Chao -- 97 shares and Mr.
Yu -- 129 shares.

                              PLAN OF DISTRIBUTION

     The shares of our common stock being offered in this prospectus were originally issued to the selling stockholders pursuant to an exemption to the registration requirements of the Securities Act. In accordance with the Registration Rights Agreement, we have filed a registration statement on Form S-3 with the SEC to register the securities for resale. The registration statement covers the resale of the 259,130 shares of our common stock from time to time on the Nasdaq National Market or in privately negotiated transactions. In addition, the registration statement covers an indeterminate number of additional shares of our common stock as may from time to time become issuable as a result of any stock split, stock dividend, recapitalization, combination, merger, consolidation, distribution or other similar transactions with respect to such 259,130 shares. This prospectus forms a part of the registration statement.

     Under the Registration Rights Agreement, the selling stockholders are entitled to offer and sell shares of our common stock under this prospectus only at such times as the registration statement is effective (and we have not advised the selling stockholders to suspend trading) and our employees are entitled to sell their shares of our common stock under our standard employee trading policies. We have agreed to use reasonable commercial efforts to keep the registration statement effective until the earlier of August 31, 2001 or all shares of our common stock offered in this prospectus have been sold.

     Subject to the requirements of the Registration Rights Agreement, the shares of our common stock offered in this prospectus may be offered and sold from time to time by the selling stockholders, or by pledgees, donees, transferees or other successors in interest selling shares received after the date of this prospectus from a named selling stockholder as a gift, pledge, partnership distribution or other non-sale related transfer. Such offers and sales may be made from time to time on a stock exchange, market or trading facility on which the securities are traded or in privately negotiated transactions. These sales may be at prices and on terms prevailing in the market, at prices related to the market price of our common stock or at negotiated prices. The selling stockholders may use any one or more of the following methods when selling the securities:

     - ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

     - block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

     - purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

     - an exchange distribution in accordance with the rules of the relevant exchange;

     - privately negotiated transactions;

     - broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

     - a combination of any such methods of sale; and

     - any other method permitted by law.

     The selling stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

     Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

     The selling stockholders and any broker-dealers or agents that are involved in selling the securities may be considered to be "underwriters" within the meaning of the Securities Act in connection with such sales. If so, any commissions received by such broker-dealers or agents and any profit on the resale of the securities purchased by them may be considered to be underwriting commissions or discounts under the Securities Act.

     In order to comply with the securities laws of some states, the securities must be offered or sold only through registered or licensed brokers or dealers. In addition, in some states, the securities may not be offered or sold unless they have been registered or qualified for sale in that particular state or unless an exemption from the registration or qualification requirement is available and is complied with.

     Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale of shares may not simultaneously engage in market making activities with respect to our common stock for a period of two business days prior to the commencement of such distribution. In addition, the selling stockholders will be subject to applicable provisions of the Exchange Act, and the rules and regulations thereunder, including, without limitation, Regulation M, which provisions may limit the timing of purchases and sales of shares of Immersion's common stock by the selling stockholders.

     The selling stockholders will pay all commissions, transfer taxes, and certain other expenses associated with the sale of securities by them. Under the terms of the Registration Rights Agreement, we paid the expenses of the preparation of this prospectus and will also bear the expense of maintaining the effectiveness of the registration statement of which this prospectus forms a part.

                                 LEGAL MATTERS

     The legality of the issuance of the securities being offered hereby is being passed upon us by Heller Ehrman White & McAuliffe LLP.

                                    EXPERTS

     The financial statements of Immersion Corporation and its consolidated subsidiaries, except HT Medical Systems, Inc., as of December 31, 1999 and 1998, and for each of the three years in the period ended December 31, 1999, incorporated by reference in this prospectus have been audited by Deloitte & Touche LLP as stated in their reports which are incorporated herein by reference. The financial statements of HT Medical Systems Inc. (consolidated with those of the Company) [not presented separately herein] have been audited by Ernst & Young LLP as stated in their report which is incorporated herein by reference. Such financial statements of the Company and its consolidated subsidiaries are incorporated herein in reliance upon the respective reports of such firms given upon their authority as experts in accounting and auditing. All of the foregoing firms are independent auditors.

     The consolidated financial statements (not presented separately herein) of HT Medical Systems, Inc. have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon (which contains an explanatory paragraph describing conditions that raise substantial doubt about the Company's ability to continue as a going concern as described in Note 11 to the consolidated financial statements) [not presented separately herein], and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and current reports, proxy statements and other documents with the Securities and Exchange Commission. Our filings are available to the public over the Internet at the SEC's web site at "http://www.sec.gov." You may read and copy any document that we file with the SEC at the following SEC public reference facilities:

  Public Reference Room          New York Regional Office       Chicago Regional Office
  450 Fifth Street, N.W.         7 World Trade Center           Citicorp Center
  Room 1024                      Suite 1300                     500 West Madison
  Washington, D.C. 20549         New York, New York 10048       Chicago, Illinois 60661

     You can also obtain copies of the documents at prescribed rates by writing to the SEC's Public Reference Section at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call 1-800-SEC-0330 for more information on the operation of the SEC's public reference facilities. You can also inspect copies of our filings at the Nasdaq Stock Market at 1735 K Street, N.W., Washington, D.C. 20006.

     This prospectus is part of a registration statement that we filed with the
SEC (registration no. 333-          ). The registration statement contains more
information than this prospectus regarding Immersion and its common stock, including certain exhibits and schedules. You can get a copy of the registration statement from the SEC at the address listed above or from the SEC's Internet web site.

     The SEC allows us to "incorporate by reference" into this prospectus the information we file with the SEC. This means that we can disclose important information to you by referring you to those documents. Information incorporated by reference is part of this prospectus. Information that we later file with the SEC will automatically update and supercede this information.

     We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of the offering of the securities offered in this prospectus:

     - Our Annual Report on Form 10-K for the year ended December 31, 1999;

     - Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2000;

     - Our Quarterly Report on Form 10-Q for the quarter ended June 30, 2000;

     - Our Quarterly Report on Form 10-Q for the quarter ended September 30,
       2000;

     - Our Current Report on Form 8-K dated March 9, 2000;

     - Our Current Report on Form 8-K dated August 31, 2000;

     - Our Current Report on Form 8-K dated September 29, 2000;

     - Our Current Report on Form 8-K dated January 3, 2001; and

     - The description of our common stock contained in our registration statement on Form 8-A12G filed on November 5, 1999 under the Exchange Act, including any amendment or report filed for the purpose of updating such description.

     You may request a copy of these filings, at no cost, by writing or telephoning us at the following address: Immersion Corporation, 801 Fox Lane, San Jose, California 95131, Attention: Investor Relations, telephone: (408) 467-1900.

     Immersion has authorized no one to provide you with any information that differs from that contained in this prospectus. Accordingly, you should not relay on any information that is not contained in this prospectus. You should not assume that the information in this prospectus is accurate as of any date other than the date of the front cover of this prospectus.

------------------------------------------------------
------------------------------------------------------

  YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION DIFFERENT FROM THAT CONTAINED IN THIS PROSPECTUS. THE SELLING STOCKHOLDERS ARE OFFERING TO SELL, AND SEEKING OFFERS TO BUY, SHARES OF IMMERSION'S COMMON STOCK ONLY IN JURISDICTIONS WHERE OFFERS AND SALES ARE PERMITTED. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS ACCURATE ONLY AS OF THE DATE OF THIS PROSPECTUS, REGARDLESS OF THE TIME OF DELIVERY OF THIS PROSPECTUS OR OF ANY SALE OF THE SHARES.

                          ----------------------------
                               TABLE OF CONTENTS
                          ---------------------------

                                        PAGE
                                        ----
Our Company...........................    1
Risk Factors..........................    1
Forward-Looking Statements............   13
Use of Proceeds.......................   13
Selling Stockholders..................   13
Plan of Distribution..................   15
Legal Matters.........................   16
Experts...............................   16
Where You Can Find More Information...   17

------------------------------------------------------
------------------------------------------------------
------------------------------------------------------
------------------------------------------------------

                                 259,130 Shares

                             IMMERSION CORPORATION

                                  Common Stock
                              --------------------

                                   PROSPECTUS
                              --------------------
                                January   , 2001

------------------------------------------------------
------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth various expenses in connection with the sale and distribution of the securities being registered. All of the amounts shown are estimates except for the Securities and Exchange Commission Registration Fee.

Securities and Exchange Commission Registration Fee.........  $   470
Accounting Fees.............................................   15,000
Legal Fees and Disbursements................................   55,000
Miscellaneous...............................................    4,530
                                                              -------
  Total.....................................................   75,000
                                                              =======

ITEM 15. INDEMNIFICATION OF OFFICERS AND DIRECTORS.

     Section 145 of the General Corporation Law of the State of Delaware permits a corporation, under specified circumstances, to indemnity its directors, officers, employees or agents against expenses (including attorney's fees), judgments, fines and amounts paid in settlements actually and reasonably incurred by them in connection with any action, suit or proceeding brought by third parties by reason of the fact that they were or are directors, officers, employees or agents of the corporation or were or are serving at the request of the corporation as a director, officer, employee or agent of another corporation, if such directors, officers, employees or agents acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reason to believe their conduct was unlawful. In a derivative action, i.e., one by or in the right of the corporation, indemnification may be made only for expenses actually and reasonably incurred by directors, officers, employees or agents in connection with the defense or settlement of an action or suit, and only with respect to a matter as to which they shall have acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, unless and only to the extent that the court in which the action or suit was brought shall determine upon application that the defendant directors, officers, employees, or agents are fairly and reasonably entitled to indemnification for such expenses despite such adjudication of liability.

     Immersion's amended and restated bylaw and certificate of incorporation provide that Immersion shall, to the full extent authorized or permitted by law, indemnify any current or former director or officer. In addition, Immersion has entered into agreements to indemnify its directors and executive officers that provide for indemnification for some types of expenses, including attorney's fees, judgments fines and settlement amounts incurred in any action or proceeding, including any action by or in the right of Immersion, arising out of service as Immersion's directors or executive officers.

     At present, there is no pending litigation or proceeding involving a director, officer, employee or other agent of the Registrant in which indemnification is being sought, nor is the Registrant aware of any threatened litigation that may result in a claim for indemnification by any director, officer, employee or other agent of the Registrant.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

ITEM 16. EXHIBITS.

     The following documents are filed herewith (unless otherwise indicated) and made a part of this registration statement.

    EXHIBIT
    NUMBER                       DESCRIPTION OF EXHIBIT
    -------                      ----------------------
      4.1     Registration Rights Agreement dated as of August 31, 2000
              among Immersion Corporation and the former shareholders of
              Virtual Technologies, Inc. party thereto*
      5.1     Opinion of Heller Ehrman White & McAuliffe LLP
     23.1     Consent of Deloitte & Touche LLP, independent auditors
     23.2     Consent of Ernst & Young LLP, independent auditors
     23.3     Consent of Counsel (included in Exhibit 5.1)
     24.1     Power of Attorney (included on page II-4)

-------------------------
* Incorporated by reference from Registrant's Current Report on Form 8-K dated August 31, 2000.

ITEM 17. UNDERTAKINGS.

     A. The undersigned registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement;

             (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

             (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

     Provided, however, that paragraphs (i) and (ii) do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     B. That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offering therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     C. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 14 above, or otherwise, Registrant has been advised that in the opinion of the Securities and

Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted against the registrant by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     D. To deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Exchange Act; and, where interim financial information required to be presented by Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in San Jose, California, on January 2, 2001.

                                          IMMERSION CORPORATION

                                          By       /s/ ROBERT O'MALLEY
                                            ------------------------------------
                                                      Robert O'Malley
                                               President and Chief Executive
                                                           Officer

                               POWER OF ATTORNEY

     KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Robert O'Malley and Victor Viegas, jointly and severally, his attorneys-in-fact, each with the power of substitution, for him in any and all capacities, to sign any amendments to this Registration Statement on Form S-3 and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact, or his substitute or substitutes, may do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act, this Registration Statement on Form S-3 has been signed by the following persons on behalf of the Registrant and in the capacities and on the dates indicated:

                      SIGNATURE                                   TITLE                    DATE
                      ---------                                   -----                    ----

                 /s/ ROBERT O'MALLEY                       President and Chief        January 2, 2001
-----------------------------------------------------  Executive Officer (Principal
                   Robert O'Malley                          Executive Officer)

                  /s/ VICTOR VIEGAS                      Chief Financial Officer      January 2, 2001
-----------------------------------------------------    (Principal Financial and
                    Victor Viegas                          Accounting Officer)

             /s/ LOUIS ROSENBERG, PH.D.                  Chairman of the Board of     January 2, 2001
-----------------------------------------------------           Directors
               Louis Rosenberg, Ph.D.

               /s/ CHARLES BOESENBERG                            Director             January 2, 2001
-----------------------------------------------------
                 Charles Boesenberg

                  /s/ STEVEN BLANK                               Director            December 21, 2000
-----------------------------------------------------
                    Steven Blank

               /s/ JONATHAN RUBINSTEIN                           Director             January 2, 2001
-----------------------------------------------------
                 Jonathan Rubinstein

                                 EXHIBIT INDEX

EXHIBIT
NUMBER                       DESCRIPTION OF EXHIBIT
-------                      ----------------------
  4.1     Registration Rights Agreement dated as of August 31, 2000
          among Immersion Corporation and the former shareholders of
          Virtual Technologies, Inc. party thereto*
  5.1     Opinion of Heller Ehrman White & McAuliffe LLP
 23.1     Consent of Deloitte & Touche LLP, independent auditors
 23.2     Consent of Ernst & Young LLP, independent auditors
 23.3     Consent of Counsel (included in Exhibit 5.1)
 24.1     Power of Attorney (included on page II-4)

-------------------------
* Incorporated by reference from Registrant's Current Report on Form 8-K dated August 31, 2000.